THIRD AMENDMENT
TO
ADMINISTRATION AGREEMENT

THIS THIRD AMENDMENT TO THE ADMINISTRATION AGREEMENT (the “Agreement”) is made as of November 1, 2014, by and between The Tocqueville Trust, a Massachusetts business Trust (the “Trust”), on behalf of its series listed in Exhibit 1 (the “Funds”), and Tocqueville Asset Management L.P., a limited partnership (the “Administrator”).

The parties hereto, desiring to amend the Agreement, agree as follows:

W I T N E S S E T H:

WHEREAS, the Trust, on behalf of the Funds, and the Administrator desire to amend Paragraph 7 of the Agreement dated as of August 14, 1995, as amended on September 24, 2009 and June 9, 2014, to include breakpoints in the compensation paid by the Funds to the Administrator.

NOW, THEREFORE, the parties hereby agree that Paragraph 7 to the Agreement is hereby amended as follows:

7. Compensation.  For the services it provides, each Fund pays the Administrator a fee based on its respective average daily net assets.  The fee payable to the Administrator by each Fund is calculated daily and payable monthly, by the fifth day of the next month, at an annual rate of:  (i) 0.15% on the first $400 million of average daily net assets; (ii) 0.13% on the next $600 million of average daily net assets; and (iii) 0.12% on the average daily net assets in excess of $1 billion.

IN WITNESS WHEREOF, the parties hereto have executed this THIRD AMENDMENT TO THE AGREEMENT as of the day and year first above written.

THE TOCQUEVILLE TRUST

By:	/s/ Robert W. Kleinschmidt
Name:	Robert W. Kleinschmidt
Title:	President

TOCQUEVILLE ASSET MANAGEMENT L.P.

By:	/s/ Robert J. Kramer
Name:	Robert J. Kramer
Title:	Chief Operating Officer